UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 21, 2012

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated February 17, 2012 regarding hyperinflation accounting in Belarus.

February 17, 2012

ANNOUNCEMENT REGARDING EFFECTS OF HYPERINFLATION ACCOUNTING IN BELARUS

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Belarus is recognized as being a hyperinflationary economy within the context of IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) as per the decision taken in the fourth quarter of 2011. Accordingly, implementation of hyperinflation accounting as per IAS 29 has been required in the financial statements of our subsidiaries in Belarus.

According to hyperinflation accounting, all non-monetary items of BeST, our 80% subsidiary in Belarus, are inflation adjusted as of their acquisition date. The appreciation of assets has led to higher depreciation and amortization expenses and potential impairment charges. Moreover, the effects of inflation adjustments on the balance sheet and income statement are presented as “net monetary position gain/(loss)” in the income statement.

Additionally, in line with the IFRS implications of hyperinflation accounting and changes in foreign exchange rates, translation losses are converted to the reporting currency with the period-end rate on the balance sheet date rather than the average exchange rate. Consequently, our TRY 263 million estimate for translation losses in the fourth quarter of 2011 that we disclosed on November 2, 2011 is no longer valid with the application of new methodology.

The accounting treatment of hyperinflation accounting, including the translation loss, and routine annual impairment tests regarding Group companies were discussed in the Audit Committee meeting held today and which are also agreed with our independent auditors.

In this context, Turkcell Group’s consolidated net income in the fourth quarter of 2011 is expected to be around TRY 330 million. We maintain our 2011 revenue and EBITDA guidance for Turkcell Group as is.

*BeST’s total foreign currency denominated liabilities as of September 30, 2011 amounted to USD 367 million.  As of December 31, 2011, average annual USD/BYR rate was 5,038; and the period end USD/BYR rate was 8,350.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

You can now follow the most up-to-date Turkcell developments on twitter by clicking on the link below.

http://twitter.com/TurkcellNews

This release contains forward-looking statements, in particular information regarding our financial results for 2011, which remain subject to the finalization of our financial statement preparation and related audit and approval processes. Although we believe that such statements are reasonable at this time, we give no assurance that they will prove to be correct.  Readers are cautioned not to place undue reliance on such statements, particularly in the current environment, and we undertake no duty to update them.  For a discussion of certain factors that may affect the outcome of such forward looking statements, see our annual report on Form 20-F, in particular the “risk factor” and forward looking statement sections, and our more recent financial press releases.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 21, 2012	By:	/s/Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 21, 2012	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head